UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28753 / June 1, 2009

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                                                                    :
In the Matter of   :
                                                                    :
COHEN & STEERS ADVANTAGE INCOME REALTY FUND, INC.   :
COHEN & STEERS GLOBAL INCOME BUILDER, INC.   :
COHEN & STEERS PREMIUM INCOME REALTY FUND, INC.   :
COHEN & STEERS QUALITY INCOME REALTY FUND, INC.   :
COHEN & STEERS REIT AND PREFERRED INCOME FUND, INC. :
COHEN & STEERS REIT AND UTILITY INCOME FUND, INC.   :
COHEN & STEERS SELECT UTILITY FUND, INC.   :
COHEN & STEERS WORLDWIDE REALTY INCOME FUND, INC.   :
                                                                    :
c/o Cohen & Steers Capital Management   :
280 Park Avenue   :
New York, NY 10017   :
                                                                    :
(812-13594)   :
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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(1)(A) AND (B) OF THE ACT

Cohen & Steers Advantage Income Realty Fund, Inc., Cohen & Steers Global Income
Builder, Inc., Cohen & Steers Premium Income Realty Fund, Cohen & Steers Quality
Income Realty Fund, Inc., Cohen & Steers REIT and Preferred Income Fund, Inc., Cohen
& Steers REIT and Utility Income Fund, Inc., Cohen & Steers Select Utility Fund, Inc.
and Cohen & Steers Worldwide Realty Income Fund, Inc. filed an application on October
27, 2008 and amendments to the application on March 26, 2009, May 7, 2009 and May 8,
2009, requesting an order under section 6(c) of the Investment Company Act of 1940
(Act) for an exemption from sections 18(a)(1)(A) and (B) of the Act. The order would
permit the applicants, for a period from the date of the order until October 31, 2010, to
issue or incur debt subject to asset coverage of 200% that would be used to refinance all
of the applicants' auction rate preferred shares issued prior to February 1, 2008 that are
outstanding at the time of the order. The order also would permit the applicants to
declare dividends or any other distributions on, or purchase, capital stock during the term
of the order, provided that any such debt has asset coverage of at least 200% after
deducting the amount of such transaction.

On May 8, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28721). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Cohen & Steers Advantage Income Realty Fund, *et al*., (File No. 812-13594),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(1)(A) and (B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary